Exhibit 12.01

NORTHERN STATES POWER COMPANY — WISCONSIN
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	Year ended Dec. 31,
	2006	2005	2004	2003	2002
Earnings as defined:
Pretax income	$68,142	$41,633	$89,600	$84,506	$91,298
Add: Fixed Charges	23,920	24,606	22,956	24,427	24,955
Deduct: Undistributed equity in earnings (loss) of unconsolidated affiliates	—	—	(10)	21	232
Earnings as defined	$92,062	$66,239	$112,566	$108,912	$116,021
Fixed Charges:
Interest charges	$23,920	$24,606	$22,956	$24,427	$24,955
Total fixed charges	$23,920	$24,606	$22,956	$24,427	$24,955
Ratio of earnings to fixed charges	3.8	2.7	4.9	4.5	4.6

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